West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

DATE: 5 June 2002
EXEMPTION #82-4295

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **5 pages follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Coolgardie Drilling dated 5 June 2002

Yours faithfully

dlw 6/10

M P WRIGHT
Executive Director

Enc:

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
60 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

5 June 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

By Facsimile: 1300 300 021 **4 pages follow**

Dear Sir

COOLGARDIE DRILLING **Coolgardie Joint Venture (Herald 50%)**

A total of 3520m of RC drilling and 195m of diamond coring have been completed in 28 holes since the commencement of the 2002 drilling program. Drilling has been at Battery, Empress South, Lady Loch, Surprise, and Greenfields. Details are shown in Table 1.

Battery ***Coolgardie Joint Venture 100% below 30 metres)***

RC drilling was carried out at 40m line-spacings to provide a first-pass test of the Battery section of the Brilliant-to-Rose Hill zone. All holes were drilled on Brilliant grid co-ordinates. A total of 13 holes were drilled over 360m strike between 1340N and 1700N.

The program has defined two right-lateral NNE fault offsets of the Brilliant contact. The southernmost is near the southern boundary of the battery lease (between 1340N and 1480N) and corresponds to the Redemption Fault corridor, whilst a northern fault located at ~1680N truncates the south end of the Rose Hill mineralisation.

Drillholes intersected both hangingwall and footwall diorite lodes. On the northern side of the Redemption Fault, significant quartz veining was also intersected in hangingwall ultramafic.

Assay results have been returned from all holes. Several Brilliant-tenor intercepts were returned from portions of the sequence, either in hangingwall or footwall positions, but the potential for a continuously mineralised surface extending south from Rose Hill has been discounted.

Best mineralisation was returned from a hangingwall lode position (HW1) located on the northern side of the Redemption Fault. **Intercepts of 6m @ 5.53g/t Au in TNG1732 and 4m @ 11.10g/t Au in TNG1733** (see attached table) on consecutive sections are open at depth, and are supported by previous shallower RC holes. A possible strike length of 70m is indicated.

A second hangingwall lode (HW2) was intersected at 1540N in TNG1736 **(9m @ 3.06g/t Au)** in quartz veined diorite. Mineralisation is open at depth, and to the south. A possible 80m strike length could be defined here.

Broad intercepts of footwall mineralisation (FW2) were intersected toward the end of drillholes TNG1737 **(22m @ 1.92g/t Au)** and **TNG1740 (7m @ 2.07g/t Au)**. Mineralisation comprises disseminated sulfide mineralisation in both basalt and diorite, and may extend over 130m of strike. This zone underlies infrastructure and housing associated with the Battery, and the Norseman water pipeline.

Two follow-up RC holes are proposed as part of the current program to test the HW1 intercepts at depth. Additional drilling may be warranted on HW2 and FW2 in the future.

Two holes were completed to test the eastern ultramafic contact (King Solomon contact) around the Redemption Fault. No significant vein or lode material was intersected.

Empress South

Drilling was designed to test both stockwork and high grade vein mineralisation. Results included **9m @ 1.49g/t Au** in TNG1722R; **3m @ 2.09g/t Au, 1m @ 5.90g/t Au and 3m @ 2.33g/t** Au in TNG1723R; **1m @ 59.3g/t** Au in TNG1724RD and **1.5m @ 3.45g/t Au** in TNG1725RD.

Some additional RC drilling may be warranted to test the potential for Empress Vein mineralisation in the untested 220m segment of the Redemption Fault south of 8980N, and to continue to test the southern plunge extensions of the stockwork mineralisation in TNG1722R (9m @ 1.49g/t Au).

82-5097

The resource estimates were carried out by independent mining consultants Venmyn Rand (Pty) Ltd and is reported in accordance with the JORC/SAMREC code, dated 06 March 2002.

The mineral resources and reserves quoted above do not take into consideration the North Hill, Mtshingwe Block and Far South Block resources for which specific grades have not been defined. These blocks are independent of the Mimosa Mine which is located on the South Hill Block. The opencast resources do not convert into reserves as they do not fall into the current mine plan.

The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

This transaction is subject to the approval of the transaction by the Mauritius Offshore Business Activities Authorities and the listing of the new Aquarius Platinum shares issued as consideration for the acquisition on the London Stock Exchange (AIM Division) and the Australian Stock Exchange.

For further information please contact:

In Australia:
Ed Nealon
Aquarius Platinum (Australia) Limited
+61 8 9485 2111

In South Africa:
Stuart Murray
Aquarius Platinum (South Africa) Pty Limited
+27 11 455 2050

Charmane Russell
+27 82 372 5816
or:
Janice Dempsey
Russell & Associates
+27 44 880 3924
+27 82 376 2327

In United Kingdom:
Tim Blackstone
Blackstone Business Communications
+44 207 251 2527
or:
Matt Sutcliffe
Beeson Gregory
+44 20 7488 4040

Yours faithfully
AQUARIUS PLATINUM LIMITED

WILLI BOEHM
Company Secretary

Lady Loch, Surprise

Two holes were drilled at each prospect with structurally controlled high grade veins being the target. The holes failed to intersect any significant mineralisation.

Greenfields Resource

Drilling has started on a 6-hole RC and 2-hole DDH test of the central portion of the resource.

To date two RC holes have been completed on 10m intermediate sections (Table 1). Both intersected altered and mineralised material. No results have been returned to date.

Yours faithfully

M P Wright
Executive Director

Enc:

NOTE: Sections of the information contained in this report are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full – time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.

Table 1 Program 1: Results to 31 May 2002

Hole Number	Prospect	Grid North	Grid East	Dip	Magnetic Azimuth	Total Depth (m)	Significant Results (1.0 gpt Au lower cut off grade) From (m)	To (m)	Interval (m)	Grade (gpt Au)	Lode
TNG1722-R	Empress Sth	9000.00	4877.10	-60.00	90.00	132.00	84.00	93.00	9.00	1.49	EmpressSth Stockwork
TNG1723-R	Empress Sth	8980.10	4878.80	-60.00	90.00	108.00	40.00	43.00	3.00	2.09	Western Stockwork
							54.00	**55.00**	**1.00**	**5.90**	**Empress Vein**
							80.00	83.00	3.00	2.33	EmpressSth Stockwork
TNG1724-RD	Empress Sth	9040.00	4859.80	-60.00	90.00	171.00	**83.00**	**84.00**	**1.00**	**59.30**	**Western Stockwork**
TNG1725-RD	Empress Sth	9060.00	4865.50	-60.00	90.00	163.20	129.00	130.50	1.50	3.45	EmpressSth Stockwork
TNG1726-RD	Empress Sth	9080.10	4857.90	-60.00	90.00	210.50				NSR	
TNG1727-R	Lady Loch	6571059.00	327034.20	-60.00	225.00	120.00				NSR	Lady Loch Vein
TNG1728-R	Lady Loch	6571062.20	326999.60	-60.00	225.00	114.00				NSR	Lady Loch Vein
TNG1729-R	Surprise	6570956.40	326953.40	-60.00	180.00	120.00				NSR	Surprise
TNG1730-R	Surprise	6570940.00	326990.90	-60.00	180.00	90.00				NSR	Surprise
TNG1731-R	Battery	1340.42	462.01		249.00	144.00	71.00	73.00	2.00	1.99	HW1
							84.00	85.00	1.00	9.75	HW QV
							112.00	113.00	1.00	9.50	CL
							117.00	120.00	3.00	3.44	FW1
TNG1732-R	Battery	1380.82	448.77	-60.00	249.00	109.00	**56.00**	**62.00**	**6.00**	**5.53**	**HW1**
TNG1733-R	Battery	1419.32	483.69	-60.00	249.00	128.00	66.00	72.00	6.00	1.45	HW2
							92.00	**96.00**	**4.00**	**11.10**	**HW1**
							98.00	104.00	6.00	1.50	HWQV
							110.00	111.00	1.00	3.25	CL
TNG1734-R	Battery	1418.37	452.08	-60.00	249.00	91.00	**56.00**	**64.00**	**8.00**	**4.59**	**HW1**
							77.00	79.00	2.00	3.97	FW1
TNG1735-R	Battery	1461.87	453.45	-60.00	249.00	109.00	**54.00**	**55.00**	**1.00**	**12.90**	**HW QV**
							80.00	82.00	2.00	1.62	CL
							89.00	90.00	1.00	3.45	FW1
TNG1736-R	Battery	1536.03	455.39	-60.00	249.00	127.00	**31.00**	**40.00**	**9.00**	**3.06**	**HW2**
							96.00	99.00	3.00	2.10	CL
TNG1737-R	Battery	1577.14	434.75	-60.00	249.00	139.00	29.00	31.00	2.00	1.81	HW2
							84.00	87.00	3.00	2.12	CL
							104.00	**128.00**	**22.00**	**1.92**	**FW2**
TNG1738-R	Battery	1620.35	451.26	-55.00	249.00	135.00				NSR	
TNG1739-R	Battery	1702.31	429.86	-55.00	249.00	97.00				NSR	
TNG1740-R	Battery	1661.04	417.83	-55.00	249.00	139.00	**120.00**	**127.00**	**7.00**	**2.07**	**FW2**
TNG1741-R	Battery	1500.59	426.00	-60.00	249.00	87.00	5.00	10.00	3.00	1.14	HW2
							53.00	56.00	3.00	2.44	CL
TNG1742-R	Battery	1537.61	578.38	-60.00	249.00	100.00				NSR	
TNG1743-R	Battery	1458.60	622.49	-60.00	249.00	145.00				NSR	
TMHWMB1	Three Mile	*5050.00*	*5230.00*	-90.00	na	150.00				NSR	
TMHWMB2	Three Mile	*4980.00*	*4860.00*	-90.00	na	67.00				NSR	
TMHWMB2A	Three Mile Hill	*4975.00*	*4870.00*	-90.00	na	150.00				NSR	
TMHWMB3	Three Mile Hill	*4650.00*	*4900.00*	-90.00	na	153.00				NSR	

Hole Number	Prospect	Grid North	Grid East	Dip	Magnetic Azimuth	Total Depth (m)	Significant Results (1.0 gpt Au lower cut off grade)				
							From (m)	To (m)	Interval (m)	Grade (gpt Au)	Lode
TMHWMB4	Three Mile Hill	*4960.00*	*5180.00*	-90.00	na	156.50				no assays	
GFR429	Greenfields	*30210.00*	*50355.00*	-60.00	20.00	110.00				no assays	
GFR430	Greenfields	*30230.00*	*50322.00*	-60.00	20.00	150.00				no assays	
					Totals	3715.20					

italics= not surveyed yet